SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

Amendment No. 2

Veraz Networks, Inc.

(Name of issuer)

Common Stock

(Title of class securities)

923359103

(CUSIP number)

December 18, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

SCHEDULE 13G	Page 2 of 6 Pages

CUSIP No. 923359103
1.	Name of reporting persons Liberty Mutual Insurance Company
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 0%
12.	Type of reporting person (see instructions) IC

Page 3 of 6 Pages

CUSIP No. 923359103
1.	Name of reporting persons LMIA Coinvestment LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,563,192
	6.	Shared voting power 0
	7.	Sole dispositive power 2,563,192
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 2,563,192
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.9%
12.	Type of reporting person (see instructions) 00

Item 1	(a).	Name of Issuer:

Veraz Networks, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

926 Rock Avenue, Suite 20 San Jose, CA 95131

Item 2	(a).	Name of Person Filing

(1) Liberty Mutual Insurance Company

(2) LMIA Coinvestment LLC

Liberty Mutual Insurance Company is the sole member of LMIA Coinvestment LLC. LMIA Coinvestment LLC is governed by its board of directors which are appointed by Liberty Mutual Insurance Company.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

(1) Liberty Mutual Insurance Company: 175 Berkeley Street Boston, MA 02117 Attn: Private Equity

(2) LMIA Coinvestment LLC: 175 Berkeley Street Boston, MA 02117 Attn: Private Equity

Item 2	(c).	Citizenship

(1) Liberty Mutual Insurance Company: Massachusetts

(2) LMIA Coinvestment LLC: Delaware

Item 2	(d).	Title of Class Securities:

Common Stock

Item 2	(e).	CUSIP Number:

923359103

Item 3.	If this statement is filed pursuant to §§ 240.13(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(1) Liberty Mutual Insurance Company: 0 Common shares.

(2) LMIA Coinvestment LLC: 2,563,192 Common shares.

(b) Percent of class:

The following is based on 43,685,802 shares outstanding as of December 31, 2009.

(1) Liberty Mutual Insurance Company: 0%.

(2) LMIA Coinvestment LLC: 5.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

(1) Liberty Mutual Insurance Company: 0 Common shares.

(2) LMIA Coinvestment LLC: 2,563,192 Common shares.

(ii) Shared power to vote or direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

(1) Liberty Mutual Insurance Company: 0 Common shares.

(2) LMIA Coinvestment LLC: 2,563,192 Common shares.

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒ Liberty Mutual Insurance Company is no longer a 5% beneficial owner. 2,356,526 of Veraz Common shares were transferred to its subsidiary LMIA Coinvestment LLC.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LMIA Coinvestment LLC

February 12, 2010
(Date)

/S/ RONALD D. ULICH
(Signature)

Ronald D. Ulich, Vice President
(Name and Title)

Liberty Mutual Insurance Company

February 12, 2010
(Date)

/S/ RONALD D. ULICH
(Signature)

Ronald D. Ulich, Vice President
(Name and Title)